14048284

KW 3/20/14

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-00831~~ 8-69123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBS SOURCE eTRADING, INC.

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9725 SE 36TH STREET, SUITE 410

MERCER ISLAND (City) WA (State) 98040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIHAI SZABO (206) 452-3837 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP

(Name – *if individual, state last, first, middle name*)

601 UNION ST., STE. 2300 (Address) SEATTLE (City) WA (State) 98101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, MIHAI SZABO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBS SOURCE eTRADING, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE M. HASZ
COMMISSION EXPIRES
NOTARY
PUBLIC
01-15-18
STATE OF WASHINGTON

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (SEE THE SEPARATELY BOUND REPORT)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

* *Reserve requirement is not applicable*

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

☒(O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

petersonsullivan LLP
Certified Public Accountants
& Advisors

INDEPENDENT AUDITORS' REPORT

To the Stockholders and the Board of Directors
MBS Source eTrading, Inc.
Mercer Island, WA

We have audited the accompanying statement of financial condition of MBS Source eTrading, Inc., ("the Company") as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

An independent firm associated with
MOORE STEPHENS

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MBS Source eTrading, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 4, 2014

MBS SOURCE eTRADING, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS		
Cash	$	272,743
Accounts receivable		13,000
Prepaid expenses		7,354
Other assets		3,749
Total assets	$	296,846
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	172
Income tax payable		33,554
Other liabilities		575
Total liabilities		34,301
Stockholder's Equity		
Common stock, $0.001 par value, 20,000,000 shares authorized, 2,000,000 shares issued and outstanding		2,000
Preferred stock, $0.001 par value, 5,000,000 authorized, none issued or outstanding		
Retained earnings		260,545
Total stockholder's equity		262,545
	$	296,846

See Notes to Financial Statements

MBS SOURCE eTRADING, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 20132013

Revenue	
Subscription income	$ 526,523
Other income	600
	527,123
Expenses	
Salaries and related expenses	188,058
License and permits	60,099
Data fee services	30,501
Professional fees	10,423
Office expense	8,531
Rent expense	4,400
	302,012
Income before taxes	225,111
Income tax expense - current	79,712
Net income	**$ 145,399**

See Notes to Financial Statements

MBS SOURCE eTRADING, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2013

	Common Stock	Preferred Stock	Retained Earnings	Total
Balance, December 31, 2012	$ 2,000	$ -	$ 115,146	$ 117,146
Net income			145,399	145,399
Balance, December 31, 2013	$ 2,000	$ -	$ 260,545	$ 262,545

See Notes to Financial Statements

MBS SOURCE eTRADING, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

Cash Flows from Operating Activities		
Net income	$	145,399
Adjustments to reconcile net income to net cash flows from operating activities		
Changes in operating assets and liabilities		
Accounts receivable		(14,500)
Prepaid expenses		(7,354)
Other assets		(3,749)
Accounts payable		172
Income tax payable		2,396
Other liabilities		(223)
Net cash flows from operating activities and increase in cash		122,141
Cash, beginning of year		150,602
Cash, end of year	$	272,743

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

MBS Source eTrading, Inc. ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in 2012 and was approved to become a security broker-dealer by FINRA in July 2013. The Company's offices are located in Mercer Island, Washington. The Company offers access to a web based aggregation tool for mortgage and asset backed securities ("MBS/ABS") for broker-dealers and institutional customers. Currently, the Company's customers pay a subscription fee to access the website. The Company is in the process of finalizing a sub-clearing agreement with COR Clearing (a third party clearing firm). When the clearing agreement is finalized, customers will be able to buy and sell MBS/ABS online, and the Company will act as an introducing broker. At that point, the Company will be able to charge a trade commission based on the size of the trade.

The Company is a corporation that is wholly-owned by MBS Source Holdings, Inc. ("the Holding Company"). The Company uses equipment provided by a related party (another wholly-owned subsidiary of the Holding Company) without charge. Any charges that could be allocated to the Company would not be material.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts during the reporting period. Actual results could differ from the estimates that were used.

Cash

Cash includes cash in banks. On occasion, the Company has deposits in excess of federally insured limits.

Accounts Receivable

Accounts receivable represent unpaid subscription revenue for the use of the on-line platform. The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Any amounts that are written off are charged against the allowance. As of December 31, 2013, no allowance was recorded as management believes that the entire amount of accounts receivable is fully collectible. Approximately 69% of accounts receivable was due from one customer as of December 31, 2013.

Revenue Recognition

Subscription revenue is billed in advance to the customer, and is recognized as services are provided. Customers have monthly and quarterly subscriptions. The billing frequency is negotiated and stated in each contract. There was no deferred revenue at December 31, 2013. The Company earned its subscription revenue from 28 companies in 2013.

Of total subscription revenue, 39% was earned from three customers for the year ended December 31, 2013.

Income Taxes

Income tax is determined using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and tax basis of assets and liabilities at the applicable enacted tax rates. At December 31, 2013, the Company did not have any deferred tax assets or liabilities.

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2013. Tax years since inception remain subject to examination by federal agencies (as previously mentioned, the Company was formed in 2012).

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which is the same date as the independent auditors' report.

Note 2. Related Party Transactions

The Company pays a monthly license fee to a related party for the access to its web based aggregation tool (the Company resells the access to this tool). The Company incurred $60,000 in expenses for the year ended December 31, 2013, under this agreement.

The Company had a rent expense sharing agreement with the related party under which it paid rent based on a sublease agreement. The Company incurred $4,400 in expenses for the year ended December 31, 2013, under this agreement. The agreement expired in November 2013.

The Company entered into a new lease agreement as described in Note 4. Subsequent to year end, the Company sublet a portion of the property it leases to a related party for a monthly fee of $1,500.

Note 3. Contingencies and Guarantees

Management of the Company believes that there are no contingencies or guarantees that may result in a loss or future obligation as of December 31, 2013.

Note. 4 Leases

The Company has a non-cancellable office lease agreement with a third party. The office space is leased under an operating lease expiring on December 31, 2016. The lease cannot be canceled for 25 months. The option to terminate after December 31, 2015 requires 6 months advance written notification and payment of a penalty in amount of 3 months of rent.

Future lease payments under this operating lease for the remainder of the lease for years ending December 31 are as follows:

2014	$	42,604
2015		43,422
2016		44,240
	$	130,266

As noted in Note 2, a related party agreed to sublease part of the office space. Future minimum lease revenue from subletting the space for years ending December 31 are as follows:

2014	$	18,000
2015		18,000
2016		18,000
	$	54,000

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined for a newly registered broker-dealer) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2013, the required minimum net capital was $5,000. The Company had computed net capital of $238,442 at December 31, 2013, which was in excess of the required net capital level by $233,442. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 8 to 1. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 0.144 to 1.

MBS SOURCE eTRADING, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2013

COMPUTATION OF NET CAPITAL

Member's equity	$	262,545
Deductions		
Accounts receivable		(13,000)
Prepaid expenses		(7,354)
Other assets		(3,749)
		(24,103)
Net capital		238,442
Minimum net capital		5,000
Excess net capital	$	233,442

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	172
Income tax payable		33,554
Other liabilities		575
Total aggregate indebtedness	$	34,301

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		14.4%
Ratio of aggregate indebtedness to net capital		0.144 to 1

MBS Source eTrading Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

MBS SOURCE eTRADING, INC.

SCHEDULE II
RECONCILIATION BETWEEN
THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED
FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2013

Net capital per the Company's unaudited Focus Report, Part IIA, and net capital per audited financial statements	$ 238,442

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of the audit.

petersonsullivan LLP
Certified Public Accountants
& Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Mr. Mihai Szabo, President and CEO
MBS Source eTrading, Inc.
Mercer Island, WA

In planning and performing our audit of the financial statements of MBS Source eTrading, Inc. ("the Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

February 4, 2014

petersonsullivan LLP
Certified Public Accountants
& Advisors

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders and the Board of Directors
MBS Source eTrading, Inc.
Mercer Island, WA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by MBS Source eTrading, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (such as details from the Company's general ledger and vendor invoices), noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as details from the Company's general ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 4, 2014

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

MBS SOURCE eTRADING, INC.

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2013

Total assessment for the year ended December 31, 2013	$	576
Payment made with SIPC-6*		
Amount due with Form SIPC-7	$	576

* this is not applicable to the Company as it became a member of SIPC in July 2013.